Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL
WEDNESDAY, MAY 4, 2011 AT 8:30 A.M. (ET)

- Management to discuss first quarter 2011 financial results -

LAVAL, Québec (April 29, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Wednesday, May 4, 2011 at 8:30 a.m. (ET) to discuss its first quarter 2011 financial results. Labopharm will report its first quarter 2011 financial results via news release at approximately 7:00 a.m. (ET) the same day.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately 15 minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Wednesday, May 11, 2011 at midnight.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 62117516.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is focused on realizing value from its portfolio of commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products.  For more information, visit www.labopharm.com.

For more information, please contact:

At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com